WESMARK FUNDS

                              5800 Corporate Drive

                       Pittsburgh, Pennsylvania 15237-7010

                                 April 28, 2000

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest

Washington, DC  20549

      RE:  WESMARK FUNDS (the "Trust")
            WesMark Growth Fund
            WesMark Balanced Fund
            WesMark Bond Fund

            WesMark West Virginia Municipal Bond Fund
            (collectively, the "Funds")
           1933 Act File No. 333-16157
           1940 ACT FILE NO. 811-07925

Dear Sir or Madam:

     I am hereby writing to correct the record regarding the filing today under Rule 485(a)Post-Effective Amendment No. 8 under the Securities Act of 1933 and Amendment No. 9 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust. The accession number of this filing was 0001007226-00-000008.

     This Rule 485(a) was filed in error and should be filed under Rule 485(b) Post Effective Amendment No. 9 under the Securities Act of 1933 and Amendment No. 10 under the Investment Company Act of 1940.

     If you have any questions regarding this filing, please call me at (412) 288-6929.

                                                Very truly yours,


                                                /s/ Lance P. Carr
                                                Lance P. Carr
                                                Paralegal

Enclosures